Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 27, 2025
Relating to Preliminary Prospectus Supplement dated May 27, 2025 and
Prospectus dated May 1, 2024
Registration No. 333-279023

Ares Capital Corporation

$750,000,000
5.500% Notes due 2030

PRICING TERM SHEET
May 27, 2025

The following sets forth the final terms of the 5.500% Notes due 2030 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated May 27, 2025, together with the accompanying prospectus dated May 1, 2024, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer	Ares Capital Corporation
Security	5.500% Notes due 2030
Ratings (Moody’s / S&P / Fitch)*	Baa2/BBB/BBB (Stable/Stable/Positive)
Aggregate Principal Amount Offered	$750,000,000
Maturity	September 1, 2030, unless earlier repurchased or redeemed
Trade Date	May 27, 2025
Settlement Date**	June 3, 2025 (T+5)

Interest Payment Dates	March 1 and September 1, commencing September 1, 2025
Price to Public (Issue Price)	98.785% of the principal amount
Coupon (Interest Rate)	5.500%
Yield to Maturity	5.774%
Benchmark Treasury	3.875% due April 30, 2030
Benchmark Treasury Price / Yield	99-10 ¾ / 4.024%
Spread to Benchmark Treasury	+175 basis points
Change of Control	Holders have the right to require Ares Capital to repurchase the Notes at 100% of their principal amount plus accrued and unpaid interest, if any, in the event of a Change of Control Repurchase Event.
Optional Redemption

Prior to August 1, 2030 (one month prior to their maturity date) (the “Par Call Date”), Ares Capital may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

1)            (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

2)            100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, Ares Capital may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN	04010L BK8 / US04010LBK89
Joint Book-Running Managers

BofA Securities, Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

CIBC World Markets Corp.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Truist Securities, Inc.

Joint Lead Managers

HSBC Securities (USA) Inc.

Morgan Stanley & Co. LLC

Regions Securities LLC

SG Americas Securities, LLC

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Goldman Sachs & Co. LLC

ICBC Standard Bank Plc

Natixis Securities Americas LLC

U.S. Bancorp Investments, Inc.

Co-Managers

Ares Management Capital Markets LLC

Deutsche Bank Securities Inc.

ING Financial Markets LLC

R. Seelaus & Co., LLC

Academy Securities, Inc.

Citigroup Global Markets Inc.

Keefe, Bruyette & Woods, Inc.

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Ares Capital Corporation expects that delivery of the Notes will be made to investors on or about June 3, 2025, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to one business day before delivery will be required by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to one business day before delivery should consult their advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of Ares Capital Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission, contains this and other information about Ares Capital Corporation and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Ares Capital Corporation and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement with the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by calling 1-800-294-1322, or email dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attn: Investment Grade Syndicate Desk, 212-834-4533; RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, NY 10281, by toll-free telephone at 1-866-375-6829 or email rbcnyfixedincomeprospectus@rbccm.com; SMBC Nikko Securities America, Inc. at 277 Park Avenue, New York, New York 10172, Attn: Debt Capital Markets, 1-212-224-5135; or Wells Fargo Securities, LLC at 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attn: WFS Customer Service, or email wfscustomerservice@wellsfargo.com or by calling 1-800-645-3751.